[LETTERHEAD OF BUSINESS OBJECTS]

Monday October 24, 2005

VIA FACSIMILE (202-942-9544) AND EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0306
Attn: Sara Kalin, Esq.

Re:	Business Objects S.A. Registration Statement on Form S-3, as amended (File No. 333-119662)

Dear Ms. Kalin:

     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Business Objects S.A., a société anonyme organized under the laws of the French Republic (the “Registrant”), hereby requests that the effectiveness of the above captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that such Registration Statement becomes effective at 5:00 p.m. EST, on Wednesday, October 26, 2005, or as soon thereafter as practicable.

     In response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 4, 2004 relating to the Registration Statement, the Registrant hereby acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please advise the undersigned and the persons indicated on the cover of the Registration Statement when the order permitting such Registration Statement to become effective is issued.

Sincerely, BUSINESS OBJECTS S.A.
/s/ James R. Tolonen
James R. Tolonen
Chief Financial Officer